

March 30, 2023

Warren B. Kanders
Chief Executive Officer
Cadre Holdings, Inc.
13386 International Parkway
Jacksonville, FL 32218

>   **Re: Cadre Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 15, 2023**
>   **File No. 001-40698**

Dear Warren B. Kanders:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Measures, page 37

1.   We note that you provide Adjusted EBITDA less capital expenditures and Adjusted EBITDA conversion rate, which are non-GAAP measures, in this filing and in Exhibit 99.1 to your Form 8-K dated March 15, 2023.

-    Please revise future filings to appropriately describe and discuss Adjusted EBITDA less capital expenditures as a separate non-GAAP measure.
-    Tell us where you provided and reconciled Adjusted EBITDA less capital expenditures and Adjusted EBITDA conversion rate to the most directly comparable GAAP measure. Reference Item 10(e) of Regulations S-K and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

- We reference the disclosure that Adjusted EBITDA Conversion Rate is a liquidity measure. Tell us your consideration of Question 102.06 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2. Your presentation of adjusted EBITDA includes an adjustment for a cash-based long-term incentive plan awarded to employees.   We note a similar adjustment is included in Exhibit 99.1 to your Form 8-K dated March 15, 2023. Tell us the nature of these costs and your consideration of whether these are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to Consolidated Financial Statements
2. Acquisitions, page 59

3. Please tell us why you did not provide the disclosures required by ASC 805-10-50-2h for entities acquired during fiscal year 2022.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong at (202) 551-3684 or Kristin Lochhead, Senior Accountant, at (202) 551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services